NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Boyd Gaming Corporation

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 20555 Victor Parkway, Livonia, MI 48152

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the

Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Dear Boyd Gaming Corporation shareholder,

Trinity Health and the co-filer American Nonsmokers Rights Foundation (the “Proponents”) write to urge shareholders to vote FOR Proxy Item No 4, “Report on Smokefree Policy” (the “Proposal”) at the upcoming Boyd Gaming Corporation (“Boyd Gaming”' or the “Company”) annual shareholders meeting on May 9, 2024, as described below:

RESOLVED: Shareholders request the Board of Directors commission and disclose a report on the potential cost savings through the adoption of a smokefree policy for Boyd Gaming properties. The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published within six months following the 2024 shareholders meeting.

The Proponents are requesting additional transparency regarding how the Company manages the risks associated with indoor secondhand smoke and the benefits of non-smoking indoors. As long-term shareholders concerned with material legal, operational, and reputational risks to the Company, we find the current disclosure insufficient.

Operational Risks

There are potential business risks to allowing indoor smoking in Boyd Gaming properties, from higher employee health insurance premiums (when compared with casinos that don’t permit indoor smoking), greater maintenance costs, and deterring a significant number of potential visitors who won’t visit a casino due to exposure to tobacco smoke.

Independent researchers C3 Gaming’s analysis of revenue performance in several competitive casino markets found that smokefree casinos, for the first time, generated more revenue: “Data from multiple jurisdictions clearly indicates that banning smoking no longer causes a dramatic drop in gaming revenue. In fact, non-smoking properties appear to be performing better than their counterparts that continue to allow smoking.”1

•	Trends

The COVID-19 pandemic changed long-held business assumptions across many industries. For the gaming industry, customers became much more sensitive to indoor air quality and how such air affects their health. New and enduring customer preferences and the decline in smoking prevalence require an examination of the status quo in which smoking is allowed in gaming properties around the country. Currently, 20 states, US Virgin Islands, and Puerto Rico already require commercial casinos to be nonsmoking indoors, just like any other hospitality venue or workplace. This includes highly competitive markets like Massachusetts, Maryland, New York, and Ohio, among others. In addition, more than 100 sovereign Tribal casinos also operate smokefree indoors. For example, Navajo Nation leaders passed legislation ending indoor smoking at their four casinos on Tribal land in Arizona and New Mexico; elsewhere, in Connecticut, two large Tribal casinos, Foxwoods Resort Casino and Mohegan Sun, do not permit indoor smoking.2

On the Las Vegas Strip, Park MGM voluntarily went smokefree indoors in September 2020. The president of Park MGM said, “We found through our research that there was a significant market of people out there who were looking for smoke-free options, specifically a smoke-free casino. Fortunately for us, that has been very well received…we do offer a dedicated smoking area outside for those who really like the notion of a smoke-free environment inside, but an option to smoke outside. So all in all, I would say we've received incredibly positive feedback from our guests and, being the first entirely non-smoking casino in Las Vegas, it’s a very positive differentiator.”3

Approximately 14 states still permit indoor smoking in commercial casinos. However, four (Michigan, New Jersey, Pennsylvania, and Rhode Island) did not permit indoor smoking for up to two years under temporary COVID reopening guidelines and continued to experience strong business outcomes.4 Workers and customers quickly adapted.

•	Worker Health & Safety/Human Capital Management

With nearly 90% of US adults today being nonsmokers5, the Company does not disclose whether it surveys current or prospective employees or customers on smoking rates or preferences, nor is there any transparency as to whether it assesses the impact of secondhand smoke for costly turnover, absenteeism, and healthcare costs. People do not want to get sick or die from breathing at work in a hospitality job and many quit because of the smoke. Representatives from smokefree casinos have indicated that a smokefree policy can result in up to 40% rebates on health insurance premiums, which can mean not having to raise rates and supporting retention.

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1 https://8b3e0552-f01a-40e0-b077-ea4813c4af0b.usrfiles.com/ugd/8b3e05_348baee6d05949ad9b4adae2b7a77105.pdf

2 https://www.gamingdirectory.com/smokefree/properties/

3 https://no-smoke.org/park-mgm-president-says-going-smokefree-has-been-a-very-positive-differentiator/

4 https://cdcgaming.com/advocacy-group-wants-casinos-to-ban-indoor-smoking-or-be-exempt-from-covid-19-relief-funds/

5 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm

For example, the Chief Marketing Officer of Bensalem, Pennsylvania-based Parx Casino, told the Play Pennsylvania website in February 2023 that since the casino went smokefree, Parx has seen a positive effect on the health and morale of employ and the move did not increase health insurance premiums: “Frankly, we are starting to see health costs go down….What’s been interesting to me, is a lot of our smoking guests have actually said things like, ‘I never realized how smoky and annoying it was. I really don’t mind walking 50 feet out to the smoking patio.’” 6

Additionally, New Mexico’s Sky City Casino’s CEO said that with smokefree casinos, “We have seen a 40% rebate on our health insurance, because our employees are less sick.” 7

Further, a 100% smokefree indoor environment can simplify human resources processes such as not having to manage requests for working in nonsmoking areas made by pregnant women and workers with chronic conditions.

•	Customers

For the nonsmoking majority, the nuisance and health hazard of spending time in a smoking environment can lead to lower frequency and duration of visits. Surveys have shown that higher spending customers tend to be nonsmokers, and that a majority of people who do smoke also support smokefree indoor air environments.8 Just as hospitality companies such as Marriott9 ultimately adopted portfolio-wide smokefree indoor air policies to create a consistent brand experience for customers and staff, the first place to start is with better data such as asking specifically about smoking related issues vs guessing anecdotally or relying on tobacco industry studies or outdated cherry-picked data from 2008 during the global financial crisis.

Sky City’s CEO has found that regarding the indoor smoking ban, “Our customers are fine with it. They understand there is no smoking in other public areas, in restaurants. They just get off the slot machine, go outside, smoke their cigarette. They come back in the casino, sit down, and continue to play.”

•	Facilities

The Company, in its statement opposing this Proposal, expresses its concern about the health of its workers and customers, and says it takes into consideration, among other issues, the effectiveness of airflow technology solutions when deciding the smoking policy of each of its properties. However, ASHRAE – the American Society of Heating, Refrigerating and Air-Conditioning Engineers--in a memo to the Nevada Resort Association (of which Boyd Gaming is a board member) wrote: “There is currently no available or reasonably anticipated ventilation or air cleaning system that can adequately control and significantly reduce the health risks of [secondhand smoke] to an acceptable level.”10

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6 http://www.playpennsylvania.com/g2e-panel-discussion-parx-casino-smoking/

7 https://www.youtube.com/watch?v=mAmom3JsoJc

8 https://smokefreecasinos.org/wp-content/uploads/pdf/2021-NIGA-Gaming-Survey-Facts.pdf

9 https://www.marriott.com/marriott/smokefree.mi

10 https://mcusercontent.com/f1d5d9ad6ad8254621a3b9a2d/files/05f3c181-6c8f-65d3-c8f7-

3ac049ff4949/ASHRAE_memo_Nevada_Resort_Association.pdf

Nonsmoking indoors is associated with significantly reduced cleaning and maintenance costs and more efficient staffing in a tight labor market, such as not having to service ashtrays, and gunky smoking filters, clean smoking residue, reducing damage and burns to furnishings and gaming machines. Myriad small cost savings add up. Shifting smoking to outdoor areas adjacent to the gaming floor where workers are not exposed saves money.

Reputational Risks

•	Responsible Gaming

Casino consultant and co-founder of C3 Gaming Andrew Klebanow noted at the end of the 2022 Responsible Gaming Education Month that eliminating smoking in casinos is a responsible gaming technique. In an article in CDC Gaming Reports, he said: “A fundamental tenet of Responsible Gaming is encouraging your players to step away.” He also pointed to three Philadelphia-area casinos that have banned smoking voluntarily. “They did it because they hadn’t seen a decline in gaming revenue (during a COVID-related smoking ban). And they did it because it’s the right thing to do.” 11

There are studies showing an association between problem gambling and daily tobacco use. 12 This creates reputational risk for the company, as responsible gaming increasingly includes a regulatory lens. This growing awareness could impact certification of Company casinos by regulators.

As the authors of the aforementioned C3 Gaming report wrote, “Casinos throughout North America have made commitments to support responsible gambling initiatives. Virtually all operators have links to websites that provide additional information regarding playing responsibly. A recent study commissioned by the Casino Association of New Jersey projects gaming revenue losses based on smokers having to take breaks, which is the antithesis of one of the principles of responsible gaming…What the authors of that report unwittingly acknowledge is that a casino that prohibits smoking risks losing gaming revenue because a certain portion of players who smoke decide during their smoke break to walk away. In other words, they chose to play responsibly, and taking a periodic smoking break allowed them to do so. Their argument that a casino will make more money if smokers remain at their games is the antithesis of one of the principles of responsible gaming.”13

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11 https://cdcgaming.com/casino-smoking-bans-a-tangle-of-health-rg-principle-player-preference-and-money/

12 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6953879/

https://psycnet.apa.org/doiLanding?doi=10.1037%2Fadb0000964

13 https://8b3e0552-f01a-40e0-b077-ea4813c4af0b.usrfiles.com/ugd/8b3e05_348baee6d05949ad9b4adae2b7a77105.pdf

The leading organization dealing with gambling addiction, the National Council on Problem Gaming, has warned legislators in at least one state that continuing to allow indoor smoking will only continue to encourage gambling addiction. “Making casinos smokefree is likely to reduce the incidence of problem gambling and improve public health.”14

Smokefree casinos can help in meeting responsible gaming regulations, as is the law in New Jersey and other states, by requiring customers to take a break from the casino for outdoor smoking.

•	Public Statements

The Company’s statements that ventilation systems address worker safety concerns regarding secondhand smoke could be interpreted as misleading, since there is no safe threshold of exposure. Even brief or low levels of exposure are known to create significant health hazards such as increasing the risk of heart disease and stroke by 30%. Longer term exposure by workers increases the risk of cancer by 30%.

Both the Centers for Disease Control and ASHRAE state that cleaning the air and ventilating buildings are not effective protections against secondhand smoke. Casinos frequently cite ASHRAE standards when they defend their air quality. In ASHRAE’s 2023 official Position on Environmental Tobacco Smoke, they state “the only means of avoiding health effects and eliminating indoor ETS (environmental tobacco smoke) exposure is to ban all smoking activity inside and near buildings. This position is supported by the conclusions of health authorities that any level of ETS exposure leads to adverse health effects”.15

Investor Expectations

Investor expectations for improved performance, and disclosure, on companies’ workplace health and safety practices are increasing. The right to a safe and healthy working environment is a human right, and corporations have a responsibility to respect human rights under the UN Guiding Principles for Business and Human Rights.

The Company’s case for continuing to allow smoking is generally based on two arguments: first that they mitigate the harm by employing state of the art ventilation systems that protect all those in casinos and restrict smoking to certain areas of the casinos, and second that revenue is harmed by casinos going smokefree. The Proponents through this memo have refuted those arguments.

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14 https://mcusercontent.com/f1d5d9ad6ad8254621a3b9a2d/files/623298e8-ca24-2c62-1ead-70d07e598f2c/NCPG_Letter_to_NJ_Legislature.pdf

15 https://www.ashrae.org/file%20library/about/position%20documents/pd_environmental-tobacco-smoke-2023-06-28.pdf

Proponents submitted this Proposal because Boyd shareholders have no guidance as to the costs our Company is bearing for continuing to allow indoor smoking, nor has the Company disclosed the social and environmental costs and risks imposed on its stakeholders.

Proponents encourage all Boyd Gaming shareholders to support Proposal 4, requesting the Board of Directors commission and disclose a report on the potential cost savings through the adoption of a smokefree policy.